07021462

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 26, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	February 26, 2007	Media Release titled "KG-D6 Gas Development Project on track – Two New Wells indicate potential upside in the block"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 26, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company on February 24, 2007 titled "KG-D6 Gas Development Project on track – Two New Wells indicate potential upside in the block" is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Media Release

Reliance

KG D6 Gas Development Project on track

Two New Wells indicate Potential Upside in the block

Mumbai, February 24, 2007: Reliance Industries Limited's (RIL) Exploration & Production Business currently comprises of 29 domestic blocks spread over 308,000 Sq. Km and four international blocks with an acreage of 41,788 Sq Km. Additionally, RIL has recently been awarded seven deepwater blocks – two in the KG basin and five in the Mahanadi basin – in the NELP VI round which have a combined acreage of 76,050 square kilometers.

On the international front, RIL has recently been awarded onshore blocks 34 & 37 in Yemen and a deepwater block 41 in Oman which have a combined acreage of 38078 square kilometers. The combined acreage of RIL's domestic and international businesses is 463940 square kilometers.

RIL has outlined an aggressive exploratory program over the next four quarters to exploit its current acreage. Drilling is proposed in 14 out of the 29 blocks coupled with extensive seismic studies in all the blocks. To achieve this, rigs have been contracted and seismic contracts have been awarded.

In the current quarter, RIL has successfully completed the drilling of wells KG-D6-AA1 and KG-D6-Q1 in the deepwater block KG-DWN-98/3 (KG-D6). The well KG-D6-AA1 was located in the new 3D seismic area at a water depth of 1858 m and drilled to a depth of 2862m. The well KG-D6-Q1 was located at a water depth of 1832m and drilled to a depth of 2945m. The Q1 well is approximately 15 kilometres southwest of AA-1 and 8 kilometres northwest of the P1 natural gas discovery.

Both the wells have encountered pay zones in the distal part of the earlier established channel levee systems in the KGD6 block. Based on the evidence of data obtained from logging & Modular Dynamic Testing (MDT), the clastic reservoirs in the above sequences proved the occurrence of hydrocarbons in both the wells and demonstrate the continued high prospectivity of the block as drilling progresses into the southern areas of the block. These events have been notified to DGH. Further, drilling of the well KG-D6-P2 is in progress.

Essentially all of D6 is now covered with 3D seismic. Processing and integration of the surveys has been completed.

RIL's development of the gas discoveries Dhirubhai 1 and Dhirubhai 3 is on schedule for production and supply of gas by 2008. To this effect, all major EPC/EPIC contracts have been awarded and all long lead items have been ordered. The pre-engineering survey for offshore installation has been completed. Currently, the project is in the fabrication phase and well on schedule to meet the target installation and commissioning dates. The construction jetty has been completed. Detailed engineering of the onshore terminal is nearly 50% complete.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185

E-mail : ccd@ril.com

As a part of our KG D6 development drilling program, recently three additional development wells A9, A16 and B13 have been drilled. These wells have reaffirmed our reserve expectations from Dhirubhai 1 and Dhirubhai 3. Orders have been placed for well completion equipment and services.

In the cretaceous section of D6 Block, the MA-2 well has encountered the thickest hydrocarbon column discovered to date in D6. MA-2 reached a depth of 3,581 metres and penetrated a gross hydrocarbon column of 194 metres consisting of 170 metres of gas/condensate (53° API) and 24 metres of oil (42-43° API). MA-2 is located approximately 2 kilometres from the MA-1 discovery well.

Fast track development of KG-D6 MA Cretaceous oil discovery has been planned for production to be on-stream during 2008. The commerciality of MA oil discovery has been approved by DGH on 1st February 2007. Currently, the development plan is being conceptualised.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com

END